SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            ---------------------

                                   FORM 6-K

                            ---------------------

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                              For August 18, 2003



                        i-CABLE Communications Limited
                        ------------------------------

                (Translation of registrant's name into English)




                                Cable TV Tower
                               9 Hoi Shing Road
                          Tsuen Wan, N.T., Hong Kong
                       ---------------------------------
                   (Address of principal executive offices)





(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)




Form 20-F        X             Form 40-F
              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)



Yes                            No               X
              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

                               [GRAPHIC OMITTED]

                        i-CABLE COMMUNICATIONS LIMITED

                         Interim Results Announcement
                 For the half-year period ended June 30, 2003


                       Pay TV Profitability Advanced as
                     Broadband Revenue Decline Stabilised


Results Highlights

o        Turnover decreased by 8% to HK$1,037 million (2002:  HK$1,123 million).

o EBITDA increased by 3% to HK$378 million to surpass all previous periods (2002: HK$368 million).

o        Net profit decreased by HK$7 million to HK$95 million
         (2002:  HK$103 million) after a HK$9 million tax provision
         (2002:  nil).

o        Capital expenditure declined by 49% to HK$178 million
         (2002: HK$352 million).

o An interim dividend per share of 1.5 cents (2002: 1.5 cents) will be paid.


Pay TV

o Subscribers grew by 4% year-on-year to 625,000 (2002: 600,000) against a weak economy.

o Turnover decreased by 4% to HK$844 million (2002: HK$877 million) while operating costs before depreciation decreased by 16% mainly due to the absence of 2002 FIFA World Cup.

o        EBITDA increased by 19% to HK$353 million (2002:  HK$297 million).

o        Operating profit increased by 37% to HK$210 million
         (2002:  HK$154 million).

Internet & Multimedia

o        Broadband subscribers grew by 29% year-on-year to 247,000
        (2002:  192,000).

o ARPU declined by 41% to HK$125 (2002: HK$213) due to aggressive pricing strategy but has stabilised during the period of review.

o Turnover decreased by 21% to HK$193 million (2002: HK$246 million) due to ARPU erosion.

o EBITDA decreased by 44% to HK$71 million (2002: HK$127 million) with an operating loss of HK$48 million (2002: operating profit of HK$31 million) reported.

GROUP RESULTS

The unaudited Group profit attributable to Shareholders for the six months ended June 30, 2003 amounted to HK$95 million, as compared to HK$103 million for the corresponding period in 2002. Basic and diluted earnings per share were both 4.7 cents for 2003, as compared with 5.1 cents and 5.0 cents respectively last year.

INTERIM DIVIDEND

The Board has declared an interim dividend in respect of the half-year period ended June 30, 2003 of 1.5 cents (2002: 1.5 cents) per share, payable on Monday, October 13, 2003 to Shareholders on record as at October 6, 2003.

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
Six months ended June 30, 2003



                                                                              2003                 2002
                                                       Note                HK$'000              HK$'000

Turnover                                                (1)              1,036,705            1,122,980
                                                                         ----------           ----------
   Programming costs                                                      (317,648)            (404,349)
   Network and other operating expenses                                   (174,393)            (175,406)
   Selling, general and administrative expenses                           (166,693)            (175,616)
                                                                          ---------           ----------
Profit from operations before depreciation                                 377,971              367,609
   Depreciation                                                           (264,352)            (242,010)
                                                                          ---------           ----------
Profit from operations                                  (1)                113,619              125,599
   Interest income                                                           5,055               14,447
   Finance costs                                                            (9,403)             (36,001)
   Non-operating expenses                                                   (5,050)              (1,477)
                                                                           --------            ----------
Profit before taxation                                  (2)                104,221              102,568
   Taxation                                             (3)                 (8,931)                -
                                                                           --------            ----------
Profit attributable to shareholders                                         95,290              102,568
                                                                           ========            ==========

Earnings per share                                      (4)

   Basic                                                                  4.7 cents             5.1 cents
                                                                          ---------             ---------
   Diluted                                                                4.7 cents             5.0 cents
                                                                          ---------             ---------


NOTES TO THE ACCOUNTS

(1)      Segment information

         Substantially all the activities of the Group are based in Hong Kong and below is an analysis of the Group's revenue and result by segment for the six months ended June 30, 2003:


                                             Segment Revenue                            Segment result
                                      ------------------------------              ---------------------------
                                            2003               2002                   2003              2002
                                         HK$'000            HK$'000                HK$'000           HK$'000

        Pay televisions                  843,914            877,421                 20,202           153,667
        Internet and multimedia          192,791            245,559                (47,662)           30,607
                                      ----------          ----------              -----------        --------
        Unallocated
           corporate expenses          1,036,705          1,122,980                (48,921)          (58,675)
                                      ==========          ==========              -----------        --------
        Profit from operations                                                     113,619           125,599
                                                                                  ===========        ========

(2)      Profit before taxation

         Profit before taxation was arrived at after charging:

                                                   2003        2002
                                                HK$'000     HK$'000

        Depreciation                            264,352     242,010
        Amortization of programming library*     42,955     100,298
        Interest on borrowings                    9,403      36,001
                                                -------     -------
        * included in programming costs

(3)      Taxation

         The provision for Hong Kong Profits Tax was calculated separately on the taxable profit of each entity within the Group at the rate of 17.5% (2002: 16%). The taxation charge for the six months ended June 30 represents:

                                                2003                2002
                                             HK$'000             HK$'000

        Provision for Hong Kong Profits
         Tax for the period                   70,066               5,442
        Deferred tax credit                  (61,135)             (5,442)
                                             --------             -------
                                               8,931                  -
                                             ========             =======

(4)      Earnings per share

         The calculation of basic earnings per share was based on the profit attributable to shareholders of HK$95 million (2002: HK$103 million) and the weighted average number of ordinary shares in issue during the period of 2,019,234,400 (2002: 2,014,000,000).

         The calculation of diluted earnings per share was based on the weighted average number of ordinary shares of 2,019,234,400 (2002:
         2,031,401,900) after adjusting for the effects of all dilutive potential ordinary shares. The potential issue of ordinary shares in connection with the Company's convertible bonds would not give rise to a decrease in earnings per share and therefore had no dilutive effect on the calculation of diluted earnings per share.

(5)      Change in accounting policy

         The unaudited interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants. Except as disclosed below, the same accounting policies adopted in the annual accounts for the year ended December 31, 2002 have been applied to the interim financial report.

         In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt.

         With effect from January 1, 2003, in order to comply with SSAP12 (Revised) "Income taxes", the Group has adopted a new policy for deferred tax. All deferred tax assets and liabilities arising from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases, along with deferred tax assets arising from unused tax losses and unused tax credits, to the extent that it is probable that future taxable profits will be available against which the deferred tax assets can be utilised, are recognised based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities using tax rates enacted or substantially enacted at the balance sheet date.

         The new accounting policy has been adopted retrospectively with the debit balance of revenue reserve as at January 1, 2002 restated and reduced by HK$13 million. During the period, the Group recognized HK$14 million each of deferred tax assets and deferred tax liabilities, with no net profit and loss impact.


(6)      Review by audit committee

         The unaudited interim accounts for the six months ended June 30, 2003 have been reviewed by the audit committee of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS

A.       Review of 2003 Interim Results

Consolidated turnover decreased by 8% to HK$1,037 million. Pay TV turnover declined by 4% to HK$844 million as last year's turnover was boosted by the 2002 FIFA World Cup related airtime sales revenues. Internet & Multimedia turnover decreased by 21% to HK$193 million as a result of erosion in broadband ARPU which fell by 41% year-on-year to HK$125. While protecting and growing the revenue base under the current weak economic environment will continue to be challenging, comfort is taken from the fact that the World Cup impact is non-recurring and the Groupi|s broadband ARPU has stabilised in the past few months.

The Group continues to be vigilant on keeping its cost under control. Operating costs before depreciation decreased by 13% or HK$97 million to HK$659 million. The decrease was primarily attributable to a 21% or HK$87 million fall in programming costs due to the non-recurring World Cup related programming costs incurred in 2002. Network and other operating costs remained stable at HK$174 million. Selling, general and administrative expenses decreased by 5% to HK$167 million due mainly to lower marketing costs.

As a result of the cost savings, earnings before interest, tax, depreciation and amortization or EBITDA rose by 3% to HK$378 million while EBITDA margin increased to 36% from 33% in 2002.

Depreciation increased by 9% to HK$264 million due mainly to capital investments in digital set-top boxes, cable modems and related broadband equipment to cater for subscriber growth and services enhancement. Operating profit thus dropped by HK$12 million to HK$114 million.

The early partial redemption of the fixed rate convertible bonds in October 2002 led to an 80% or HK$17 million reduction in net financing costs as HK$27 million savings in finance expenses more than offset a HK$9 million corresponding drop in interest income.

Profit before taxation increased marginally to HK$104 million despite a weak economy and keen competition. A HK$9 million charge was made for additional profits tax payable on the Group's leveraged leasing transactions, following this year's increase in profits tax rate from 16% to 17.5%.

As a result of the tax charge, net profit attributable to shareholders for the first half of 2003 decreased by HK$7 million or 7% to HK$95 million.

Basic earnings per share were 4.7 cents as compared to 5.1 cents in 2002.

B. Segmental Information


Pay Television

Subscribers grew steadily by 20,000 in the first half of 2003 to reach 625,000 as a result of new marketing and retention initiatives. Both turnover and operating expenses were lower in the first half as expected in the absence of the World Cup impact last year. Turnover decreased by HK$34 million to HK$844 million year-on-year but increased by HK$11 million when compared to the second half of 2002. ARPU was HK$219, compared to HK$244 and HK$222 in the first and second halves of 2002 respectively.

Continuing tight control over programming and other operating costs enabled EBITDA to improve by HK$57 million or 19% to HK$353 million while operating profit rose by HK$57 million or 37% to HK$210 million.


Internet & Multimedia

Subscribers grew by 22,000 in the first half of 2003 to 247,000 as overall market growth slowed down compared to last year. The Group has continued to adopt an aggressive pricing strategy in a continuing highly competitive environment. As a result, ARPU declined by 41% year-on-year to HK$125 but has stabilised in recent months. Turnover dropped by 21% to HK$193 million due to the ARPU erosion.

The decrease in turnover flowed through to the bottom line as EBITDA decreased by 44% to HK$71 million while operating costs before depreciation was essentially flat. This coupled with a HK$22 million increase in depreciation to reverse net operating results to a HK$48 million loss this year against a HK$31 million profit generated in the first six months of 2002.

C.       Liquidity and Financial Resources

The Group's net debt level fell during the period under review by 33% to HK$130 million at June 30, 2003, being HK$304 million of bank loans, HK$300 million of fixed rate convertible bonds due to be repaid in November 2003, offset by HK$468 million deposits with financial institutions and HK$6 million of cash and cash equivalents. The ratio of net debt to total assets as at June 30, 2003 was 5%, against 7% one year earlier. All the group's borrowings, and cash and cash equivalents were denominated in Hong Kong dollars.

The consolidated net asset value of the Group as at June 30, 2003 was HK$1,590 million, or HK$0.79 per share. There was no charge on any of the Group's assets.

The Group's assets, liabilities, revenues and expenses were mainly denominated in Hong Kong dollars or U.S. dollars and the exchange rate between these two currencies has remained pegged. The Group thereby did not expect to be affected to any significant extent by fluctuations in exchange rates. There was also no need to make use of any financial instruments for hedging purpose.

Capital expenditure during the period amounted to HK$178 million as compared to HK$352 million in the same period last year. Major items included investments on digital set-top boxes, cable modems, as well as further network upgrade and expansion. These items are expected to continue to be the major areas of capital expenditures for the Group in the second half of 2003. Ongoing capital expenditures are expected to be funded by cash generated from operations and if needed bank borrowings or other external sources of funds.

D.       Contingent liabilities

At June 30, 2003, there were contingent liabilities in respect of guarantees, indemnities and letters of awareness given by the Company on behalf of subsidiaries relating to overdraft and guarantee facilities of banks of up to HK$139 million of which only HK$8 million was utilised by the subsidiaries.

The Group is in discussion with the Inland Revenue Department regarding the deductibility of certain interest payments claimed in previous years' tax computations with estimated maximum net exposure to the Group of HK$40 million at June 30, 2003. The outcome of the discussion is uncertain but management is of the view that there are ample grounds to support the deductibility of the interest expenses.

E.       Human Resources

The Group had a total of 2,640 employees at the end of the first half of 2003. Total salaries and related costs incurred in the corresponding period amounted to HK$360 million.

The Group has always operated as a meritocracy, by which the top performers are adequately rewarded for their contributions and under-performance is effectively addressed, so that the employee base could remain a competitive asset.

We finished our first year of a more rigorous performance management system of accountability for business performance, and all colleagues had a portion of their compensation tied to the Group's performance, giving everyone a stake in the Group's results.

F.       Operating Environment and Competition

The Group continued to operate in a weak economy and amidst keen competition, particularly for the Broadband business.

On the Pay TV front, Galaxy has once again obtained approval from the Government to extend the deadline for its roll-out milestone until the first quarter of 2004. Meanwhile, in addition to Yes TV and TV Plus, which are already in operation, PCCW and Hong Kong Broadband have disclosed plans to launch Pay TV services in the third quarter of this year. While these developments have yet to challenge our leading position in the Pay TV market, the Group will continue to enhance its programmes and sharpen its marketing to prepare for imminent competition.

Keen competition for Broadband service continued to impact on the Group's Broadband business in the first half of 2003. But the decline of ARPU has been arrested as the market began to stabilise, and the Group's aggressive pricing strategy has enabled it to continue to deepen its market penetration during the period under review.

G.       Prospects

The Group has been operating in a very challenging and competitive environment in recent years. The conflict in the Gulf and the outbreak of SARS have inflicted further damage to the economy during the period under review, posing even greater challenges to our businesses as the Group needed to brace with keener competition at the same time.

Against such a backdrop, the Group managed to report sustained subscriber growth for both Pay TV and Broadband subscription in the first half of 2003, at the expense of sacrificing short-term profit margin particularly for the Broadband business.

We shall work rigorously to continue to build our subscription base, to develop revenue enhancement opportunities and to refine our operation efficiency in the face of the more challenging and competitive environment ahead of us.

To prepare for the launch of new Pay TV services, the Group has taken steps to enhance its programme offerings with the launch of a 24-hour Entertainment News Channel in July. At the same time, exclusive distribution agreements have been renewed for popular satellite channels such as CNNI, Discovery and AXN. More premium channels as well as pay-per-event sports programmes have been acquired to generate additional revenue.

On the Broadband service front, the proactive steps we have taken to improve service quality and customer retention efforts have borne fruit. New transmission technology deployed since last year has expanded our network capacity to accommodate new customers and to improve further on service quality.

Following the grant of landing right of our satellite channel in selected compounds in China, plans are afoot to further enhance its content and to begin marketing the channel in the Mainland in the second half of the year.

The Group will celebrate the 10th anniversary of its Pay TV service in October. In the past decade, we have grown from an eight-channel subscription television service provider to become a fully integrated communications company that offers a wide array of entertainment and telecommunications services, transmitted over our own near universal network, with programmes produced by state-of-the-art digital facilities.

Although the growth momentum of our core businesses has been temporarily affected by the challenging economic environment, the Group is optimistic that our solid business foundation built over the past decade, the active steps that we have taken to constantly improve and the investment that we have made to build for the future, will steer us through the current economic difficulties.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors of the Company is aware of any information which would reasonably indicate that the Company was not in compliance with the Code of Best Practice, as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, at any time during the six-month period ended June 30, 2003.

BOOK CLOSURE

The Register of Members will be closed from Tuesday, September 30, 2003 to Monday, October 6, 2003, both days inclusive, during which period no transfer of shares of the Company can be registered. In order to qualify for the abovementioned interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrars, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on Monday, September 29, 2003.
                                      11

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE STOCK EXCHANGE'S WEBSITE

A detailed Interim Results Announcement containing all the information in respect of the Company required by paragraph 46(1) to (6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.



By Order of the Board
Wilson W. S. Chan
Secretary

Hong Kong, August 14, 2003

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                             i-CABLE Communications Limited



                             By:    /s/ Samuel Wong
                                    ----------------------------------
                                    Name:   Samuel Wong
                                    Title:  Chief Financial Officer


Dated: August 18, 2003